Exhibit 21.1

List of Subsidiaries of
Stratus Properties Inc.
Name Under Which
Entity	Organized	It Does Business

Stratus Properties Operating Co., L.P.	Delaware	Same
CJUF II Stratus® Block 21 LLC	Delaware	Same
Avalon Realty Company, L.L.C.	Texas	Same
Lantana Office Properties I, L.P.	Texas	Same
Barton Creek Village, L.L.C.	Texas	Same
Meridian Development, L.P.	Texas	Same